LASALLE COVER COMPANY LLC
                        C/O ROARK, REARDEN & HAMOT, INC.
                                68 HARVARD STREET
                         BROOKLINE, MASSACHUSETTS 02445







                                                January 21, 2005



LaSalle Re Holdings Limited
c/o KPMG
Crown House
4 Par-la-Ville Road
Hamilton HM08 Bermuda

Dear Sir:

         In accordance with Rule 14d-3 of the United States Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended ("Act"), we enclose a copy of Amendment No. 1 to Form TO (with exhibits) filed with the SEC on January 21, 2005 by LaSalle Cover Company LLC.

         In accordance with Rule 14d-5 of the SEC under the Act, we advise you that:

         1. The bidder is LaSalle Cover Company LLC, Costa Brava Partnership III LP, Roark, Rearden & Hamot, LLC., White Bay Capital Management LLC, Seth W. Hamot and Andrew R. Siegel (collectively, "Bidder").

         2. The Series A Preferred Shares, par value $1 per share, of LaSalle Re Holdings Limited are the subject of the Bidder's tender offer.

         3.       The Bidder is making a request to you pursuant to paragraph
(a) of Rule 14d-5 for use of the stockholder list and security position listings for purpose of disseminating a tender offer to security holders.

         4. The Bidder is aware of and will comply with the provisions of paragraph (f) of Rule 14d-5.

         5. The Bidder has elected, pursuant to paragraph (f)(1) of Rule 14d-5, to disseminate amendments disclosing material changes to the tender offer materials pursuant to that rule.

         6. You should contact Donald N. Gellert, Esq. of Otterbourg, Steindler, Houston & Rosen, P.C., 230 Park Avenue, New York, New York 10169, telephone number (212) 661-9100 pursuant to paragraph (a)(4) of Rule 14d-5.

                                               Very truly yours,

                                               LASALLE COVER COMPANY, LLC



                                               By: /s/ ANDREW R. SIEGEL
                                                   -----------------------------
                                                   Andrew R. Siegel, Manager




cc:    James H. Millar, Esq. (By facsimile)
       Paul, Weiss, Rifkind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, New York 10019-6064